EXHIBIT 99.11

April 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter & year ended March 31, 2005

Financial Times
Interviewee: Vivek Paul, Vice Chairman – Wipro Limited

Financial Times: I wonder whether we could just go through some sort of looking back and get a sense of way of the business. First of all, what do you regard as the highlight?

Vivek Paul: If you remember last quarter we had talked about the fact that we were beginning to see technology spending moderate. At that time, not a lot of people agreed with us or liked our story, but you know, it gave us the joy of anticipation. So because we saw that that it is going to moderate, we pushed harder on the existing accounts. If you look at this quarter’s performance, the highlight really is the 8.5% sequential improvement in terms of volume. We got that from existing accounts where accounts in every category greater than 1 million, 5 million, 10 million, 20 million, 30 million, etc all grew in number. If you look at the top 10 accounts, that grew faster than our overall mix. If you look at our top 50 accounts, 22 of those accounts grew sequentially in double-digit terms. So I think that that really, that anticipation really helped.

Also the second thing we had said was that on the technology side that we were beginning to see that moderate, particularly in semiconductor, spending. And again, because we saw that coming, we pushed harder on the telecom side and we pushed harder on the computing platform guys, and as a result we had a fantastic year.

Financial Times: Could you please repeat that?

Vivek Paul: We actually got pretty nice growth on the telecom as well as the embedded side, and finally I would say that we continue to see growth in financial services that has been a good growing business for us, and it continued to be that way. I would say sort of story on the top line really would be around that. If you look at the story on the operating margin, we actually had an improvement on a quarter on quarter basis on the operating margin on the IT side of the business, and overall we were negative because we had a pull down on the BPO side of the business, we shall talk about in just a moment. If you look at the pure IT services side, we had an improvement, and that was led by utilization and by more work being done offshore. So I think that that combination is really what has helped us. I mean, if you think about this year that just ended, our earnings growth over the year ago was 68%, which is not bad, we feel pretty good about that.

Financial Times: Yes, it is huge. You mentioned that the offshore component has increased, what is your ratio now?

Vivek Paul: Hang on one second, I will give you that. While I am digging up, if you have any other questions, why don’t you keep firing.

Financial Times: The joy of anticipation, how long do you think this will continue? This moderation in IT spending, because if that is the case you must be looking at flattish growth for the next two or three quarters for an industry which has been growing exponential in the recent years.

Vivek Paul: Sure, let me answer that question, but first I will give you the number, offshore revenue grew from 44.1% last quarter to 44.8% this quarter. And then to come back to your question, it is not that we are seeing technology spending flatten, it is that the growth rate that we had last year in technology spending is going to moderate this year. To us, that is the environment in which an operating manager makes a, you know, you have the ability to be able to gain share because of the value of services, because in our business, particularly with the value proposition we have, good times are good for us, bad times are good for us, moderate times are good for us, the only bad times for us are uncertain times when people just freeze because they say, I don’t know what to do.

Financial Times: But uncertain times, do you think are behind you?

Vivek Paul: I think that what we are seeing is, we are seeing a moderation in the spending and therefore not an uncertainty as much as a customer saying, “I have less to spend.” And if they have less to spend, they are going to be saying that they have less of the more to spend.

Financial Times: Couple of issues like security concerns, Vivek, is there a greater focus of security requirements and compliance issues among the new customers that you have?

Vivek Paul: Absolutely. I think that that is an issue, but we work it, and the bottom line is that we work it in a way that it does not hurt our business. So, we spend lot of time in our own intellectual property protection, due diligence, in our internal audits, in the external audits, and again, when you have an industry with, 40,000 people, you are not going to find everybody be blemish less just like you won’t find 40,000 IT workers in the US be blemish less. The point is that it is the process that reigns and we have been able to get the confidence of our customers with our process.

Financial Times: Right. You got a good quarter haven’t you?

Vivek Paul: Indeed, so if I look at sort of on the revenue side kind of which are pieces that really stand out, I talked about the telecom and financial services, I would say on the service line side, our testing business did really well this quarter. And in terms of region, Europe did very well for us, so Europe you know grew sequentially at 9.6%, so I am tempted to round that up to double digits but I am being very honest.

Financial Times: But can you be specific about Europe. Is it in Germany, or the size of the European market like Germany and so forth.

Vivek Paul: Certainly, Germany has been very good to us. But we continue to see good strength in UK and Scandinavia, which have been strong positions for us for many years.

Financial Times: The Indian market has also been good for you, if that is a bit of fair attitude towards the Indian market. You had a very good year in India, haven’t you?

Vivek Paul: Absolutely, and I think that, the reality is the Indian economy is poised for take off. Part of that is going to be spending by corporate India and part of that is going to be a lot of spending on productivity. Those are very nice environments to have in India, so just as I was talking about technology spending moderating outside India, we are going to see technology spend accelerate inside India, and so we are in a pole position in terms of being ready to serve that.

Financial Times: Traditionally, how much has India generated for you?

Vivek Paul: In terms of revenue or profit.

Financial Times: Revenue.

Vivek Paul: I think it has about 30%, but may be I will ask somebody to check the number and get back to you.

Financial Times: Are you looking at any sort of new business initiatives in India, or is it pretty much with existing sort of service lines?

Vivek Paul: Yes, I think that what we are doing is, we are basically water falling all of our learning from the global market into the Indian market very rapidly, and so for example, whether it is total outsourcing, whether it is data warehousing, you know, the skills that we learn as we grow globally, we bring to our customers in India.

Financial Times: BPO has been a bit disappointing for you, especially on the HR side.

Vivek Paul: That is right, and frankly also on the margin side.

Financial Times: Yes, why is that?

Vivek Paul: Well, I think that what we saw this quarter was that our attrition rate continued sort of at that unabated very high percentage terms. And the second is that we also saw that the refocus we are trying to do in terms of building more transaction processing, also ended up costing us some investment. Finally, we had couple of customer ramp downs that were sort of more kind of a one off oriented, but still, you know, when you are a small business of that size, it begins to hurt you.

Financial Times: Some of your rivals, I mean, not just Infosys, I am sure you would have read it, are saying that there could be a delay in contracts on Wall Street leading to slower growth in the next quarter, are you seeing any of that hesitation or slowing down because of Sarbanes Oxley and compliance issues.

Vivek Paul: Well, you know, I think that we knew that it is more of a client specific issue than an industry general issue, and we have seen that come up in customers. But it hasn’t really hurt us to a significant effect as I mentioned earlier. Our financial services business did quite healthy this quarter.